Filed Pursuant to Rule 424(b)(3)
File No. 333-236415

PROSPECT CAPITAL CORPORATION
SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED OCTOBER 30, 2020 THE DATE OF THIS SUPPLEMENT IS FEBRUARY 25, 2021

The purpose of this supplement is to amend disclosure appearing in Prospect Capital Corporation’s (the “Company”) prospectus supplement dated October 30, 2020 (the “Prospectus Supplement”). Unless otherwise indicated, all other information included in the Prospectus Supplement, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus Supplement or the prospectus dated February 13, 2020, as applicable.

The fourth paragraph on the cover of the Prospectus Supplement is hereby deleted and replaced in its entirety with the following:

Issuer Optional Conversion. Subject to certain limitations, each share of Preferred Stock will be convertible at our option, upon not less than 30 calendar days nor more than 90 calendar days written notice to the holder (the “Issuer Optional Conversion”) prior to the date fixed for conversion thereof. We will settle any Issuer Optional Conversion by paying or delivering, as the case may be, (A) any portion of the IOC Settlement Amount (as defined below) that we elect to pay in cash and (B) a number of shares of our common stock at a conversion rate equal to (1) (a) the IOC Settlement Amount, minus (b) any portion of the IOC Settlement Amount that we elect to pay in cash, divided by (2) the 5-day VWAP. “IOC Settlement Amount” means (A) the Stated Value, plus (B) unpaid dividends accrued to, but not including, the date fixed for conversion. We will not exercise an Issuer Optional Conversion with respect to a share of Preferred Stock until after the six month semi-anniversary of its issuance, except as described in this prospectus supplement. In connection with an Issuer Optional Conversion, we will use commercially reasonable efforts to obtain or maintain any stockholder approval that may be required under the Investment Company Act of 1940 (the “1940 Act”) to permit us to sell our common stock below net asset value. If we do not have or have not obtained any required stockholder approval under the 1940 Act to sell our common stock below net asset value and the 5-day VWAP is at a discount to our net asset value per share of common stock, we will settle any conversions in connection with an Issuer Optional Conversion by paying or delivering, as the case may be, (A) any portion of the IOC Settlement Amount that we elect to pay in cash and (B) a number of shares of our common stock at a conversion rate equal to (1) (a) the IOC Settlement Amount, minus (b) any portion of the IOC Settlement Amount that we elect to pay in cash, divided by (2) the net asset value (“NAV”) per share of common stock at the close of business on the business day immediately preceding the date of conversion. We will not pay any portion of the IOC Settlement Amount from an Issuer Optional Conversion in cash (other than cash in lieu of fractional shares of our common stock) until the Redemption Eligibility Date. Beginning on the Redemption Eligibility Date, we may elect to settle any Issuer Optional Conversion in cash without limitation or restriction. In the event that we exercise an Issuer Optional Conversion with respect to any shares of Preferred Stock, the holder of such Preferred Stock may instead elect a Holder Optional Conversion with respect to such Preferred Stock provided that the date of conversion for such Holder Optional Conversion would occur prior to the date of conversion for an Issuer Optional Conversion.

The disclosure appearing under the heading “Plan of Distribution” in the Prospectus Supplement is hereby amended by inserting the following as the final sub-heading under such heading:

Additional Information

In order to reduce the risk of any one Preferred Stock investor exercising undue influence over the Company, other holders of any series of the Company’s preferred stock (whether sold in this offering or otherwise) and holders of the Company’s common stock, the Company intends to request that any investors or group of investors purchasing or holding significant positions in any series or combination of series of the Company’s preferred stock whether sold in this offering or otherwise, either in one transaction or as a result of a series of transactions, and whether as part of an original issuance or by virtue of any secondary market transaction of which the Company becomes aware, enter into an agreement pursuant to which such investor or group of investors will agree to vote its shares of the Company’s preferred stock in the same proportion as the vote of all other holders of the Company’s capital stock voting on the matter (also known as “mirror voting”).

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SHAREHOLDERS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE